Exhibit 99.1

ALTAGAS LTD. TO ISSUE FIRST QUARTER 2021 RESULTS AND TO HOLD VIRTUAL ANNUAL MEETING OF SHAREHOLDERS

Calgary, Alberta (April 8, 2021)

AltaGas Ltd. (“AltaGas") (TSX: ALA) will release its 2021 first quarter financial results on Thursday April 29, 2021 before markets open. A conference call and webcast will be held the same day to discuss the financial results and other corporate developments.

Time:	8:00 a.m. MT (10:00 a.m. ET)
Dial-in:	1-647-427-7450 or toll free at 1-888-231-8191
Webcast:	https://www.altagas.ca/invest/events-and-presentations

Shortly after the conclusion of the first quarter call, a replay will be available commencing at 10:00 a.m. MT (12:00 p.m. ET) on April 29, 2021 by dialing 403-451-9481 or toll free 1-855-859-2056. The passcode is 5460459. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on May 6, 2021.

AltaGas will hold its Annual Meeting of Shareholders on Friday April 30, 2021 in virtual only format.

As a company deeply committed to the health and safety of our communities, employees, shareholders and other stakeholders, this year AltaGas will once again hold its annual meeting in a virtual format. Until the COVID-19 related restrictions are lifted and it is safe to gather in person, AltaGas believes hosting a virtual meeting is in the best interests of all stakeholders. This year’s Annual Meeting of Shareholders will be held in a virtual only format via live audio webcast at the link below.

Time:	1:00 p.m. MT (3:00 p.m. ET)
Webcast:	https://web.lumiagm.com/481690299

Shareholders will have an opportunity to attend the Annual Meeting of Shareholders online regardless of geographic location. Registered shareholders and duly appointed proxyholders will be able to ask questions and vote at the virtual meeting. Detailed instructions can be found on AltaGas’ website at www.altagas.ca/invest/share-information/noticeandaccess and in AltaGas’ management information circular dated March 11, 2021. Non-registered (beneficial) shareholders who have not duly appointed themselves as a proxyholder in accordance with the instructions will be able to attend the virtual meeting as guests but will not be able to vote or ask questions at the meeting.

Voting in advance of the Annual Meeting of Shareholders by proxy or voting instruction form continues to be an option that the vast majority of our shareholders have chosen to use in the past. AltaGas encourages shareholders to continue to use the advance voting methods outlined in AltaGas’ 2021 management information circular and to vote well in advance of the deadlines outlined in your proxy or voting instruction form.

Shareholders who have questions or have not received their proxy or voting instruction form should contact AltaGas’ Proxy Solicitation Agent:

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184

Outside North America: 416-304-0211

Email: assistance@laurelhill.com

AltaGas is a leading North American energy infrastructure company that connects NGLs and natural gas to domestic and global markets. The company operates a diversified, low-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders. For more information visit: www.altagas.ca or reach out to one of the following:

Investment Community 1-877-691-7199 investor.relations@altagas.ca	Media 1-403-206-2841 media.relations@altagas.ca

This news release contains forward-looking statements. When used in this news release, the word “will”, “continue”, “deadline” and similar expressions, as they relate to AltaGas or an affiliate of AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, timing of release of financial results, conference call and webcast, replay and archiving, date of the Annual Meeting and voting deadlines. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, COVID-19 implications, regulatory guidelines, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas’ public disclosure documents. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.